

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 10, 2013

Sara H. Vogt-Lowell
Chief Legal Officer
American Homes 4 Rent
22917 Pacific Coast Highway, Suite 300
Malibu, California 90265

> **Re:** **American Homes 4 Rent**
> **Draft Registration Statement on Form S-11**
> **Submitted April 12, 2013**
> **CIK No. 0001562401**

Dear Ms. Vogt-Lowell:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please provide us with copies of the relevant portions of any study, report or book that you cite or on which you rely as well as the sources for the charts presented. Please mark the materials to specifically identify the portions that support your disclosure. Furthermore, we note your disclosure on page i regarding much of the data used in your prospectus. To the extent that you also rely on sources other than those referenced on page i, please confirm that those industry reports or studies were publicly available and

not prepared for you and that you did not compensate the party that prepared these reports or studies.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. We note that you have not yet identified any specific investments to be acquired with the net proceeds of the offering and that you will be taxed as a REIT. Please tell us your anticipated offering amount and why you believe Industry Guide 5 is not applicable to this offering.

Cover Page of Prospectus

5. Please revise your cover page to only identify those entities that will serve as a lead underwriter or advise.

Certain Terms Used in This Prospectus, page ii

6. Please include the definitions of "acquisition cost," "estimated renovation costs" and "estimated total investment" in a footnote to the tables that use this terminology in the prospectus.

7. Please clarify in the respective definitions that the 5% acquisition and 5% renovation fees are paid to AH LLC.

Prospectus Summary, page 1

8. We note your summary contains a lengthy description of your market opportunity, competitive advantages and business/growth strategies. Further, we note that identical or very similar disclosure appears later in your prospectus. Please revise to reduce the amount of repetitive disclosure in the summary.

9. Based on the significant amount of disclosure dedicated to AH LLC, please revise to discuss your dependence, if any, on AH LLC for your acquisitions and growth and the risks associated with such dependence.

Our Properties, page 2

10.   Please tell us whether you have considered whether any of your acquisitions, including acquisitions made originally by AH LLC and contributed to you, are significant acquisitions as contemplated by Rule 3-14 of Regulation S-X.

Our Business and Growth Strategies, page 6

11.   We note your statement that you do not currently manage all of the properties in your portfolio. Please identify any property manager that manages a material portion of your portfolio and clarify if any are affiliates of you or AH LLC.

Management Internalization, page 7

12.   Please clarify when the manager was internalized, and tell us why this has not been disclosed as a subsequent event in your financial statement footnotes.

Our Structure, page 9

13.   Please revise your chart to clarify that American Homes 4 Rent, LLC is also known as AH LLC.

Risk Factors, page 18

14.   We note that several risk factor subheadings merely state general factors about your business. For example, we note the following subheadings:
- "We may not be able to effectively manage our growth," page 19;
- "We may experience deferred maintenance costs," page 21;
- "We may not have control over timing and costs from renovation of properties," page 21;
- "We face significant competition for acquisitions of our target properties," page 21; and
- "Short-term leases of residential property may expose us to the effects of declining market rents," page 24.

Please revise through as necessary to identify briefly in your subheadings the specific harm that results from the noted facts or uncertainties. Potential investors should be able to read a risk factor subheading and understand the risk as it specifically applies to you.

Use of Proceeds, page 46

15.   Please clarify if the acquisition of additional properties in escrow will be funded by your offering proceeds. If so, please revise to provide additional information regarding those properties in the appropriate section.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

16.   We note your disclosure on page 34 that you engaged a financial advisor to determine whether the consideration to be paid to AH LLC was fair. Please provide us with a copy of the opinion or advise. Also, please revise to discuss in greater detail the reasons for the internationalization transaction. If possible, please quantify the financial ramifications of internalization. For example, compare the fees that would have been paid to your external manager under the prior arrangement and the expenses that will be incurred due to internal management.

Factors That Affect Our Results of Operations and Financial Conditions, page 53

17.   You indicate that the amount of time that it takes to convert an acquisition to a rental property is a factor that affects your operations. Please tell us if management tracks this metric and if so, whether it views it as a key performance indicator. Similarly, please tell us if management tracks the average amount of time it takes to lease a rent ready/stabilized property and the rate of resident turnover.

18.   In future filings, please expand your disclosure in MD&A to include an analysis of your capital expenditures. Please provide a narrative discussion for fluctuations from year to year and expectations for the future. The total of these capital expenditures should reconcile to the capital expenditures included in cash flow from investing activities.

Property Management, page 54

19.   As a result of your management internalization, we note your reference to economies of scale and that you will provide 75% of the property management services on page 76. Please discuss any services that are outsourced and describe the referenced economies of scale.

Results of Operations, page 55

20.   In future Exchange Act periodic reports, once you have relevant comparative data, please disclose the relative impact on period to period results from same store rent ready/stabilized properties and from other properties, and within the same store rent ready/stabilized portfolio, the relative impact of changes in occupancy and rent rates.

Our Leasing Performance, page 74

21.   We note footnote (5). As currently disclosed, it does not appear that average annual scheduled rent per leased property takes into account the effect of tenant concessions, such as free rent. Please revise to quantify the effect of tenant concessions or explain why such information is not material. Please make conforming changes throughout your prospectus.

Amendment to Agreement on Investment Opportunities, page 80

22.   Here or on page 103, please revise to disclose the duration and any other material terms
        associated with this agreement.

Trustee Compensation Table, page 90

23.   Please refer to Item 402(k) of Regulation S-K and tell us why you have excluded Mr.
        Hughes and limited this table to "independent" trustees.

Principal Shareholders, page 110

24.   Please tell us why the table does not reflect the beneficial ownership of AH LLC's shares
        in Mr. Hughes's row.

25.   Please disclose the natural person with voting or dispositive power of the securities held
        by BlueMountain Capital.

Note 1. Organization and operations, page F-7

26.   We note you have accounted for the purchase of the 2,770 properties contributed by AH
        LLC as a transaction by entities under common control. Please tell us how you
        determined that you and AH LLC are under common control.

27.   Please tell us how you determined it was appropriate to account for the purchase of 2,770
        properties contributed by AH LLC during 2012, given that the transaction did not occur
        until February 28, 2013. Please refer to ASC 805-50-25-2 and 805-50-45.

Note 3. Single-family properties, page F-12

28.   Please clarify whether the total number of properties owned as of December 31, 2012,
        3,644, includes the 2,770 properties contributed by AH LLC.

Note 4. Investment in Real Estate Entity

29.   Please provide us with additional detail about how AH LLC obtained the class B interest
        from RJ LLC. We note from your disclosure that no consideration was issued by AH
        LLC to acquire this interest, but that you purchased this interest from AH LLC for $9.8
        million.

Note 7. Shareholders' Equity, page F-14

30.   Please tell us how you have accounted for the modification of the option AH LLC holds
        to purchase $50 million of your class A shares, and why the modification is not disclosed
        in your financial statements. Please revise your disclosure to clarify that no cash will be

received from AH LLC in exchange for the options, and to clarify when the options will expire.

Exhibit Index

31.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal or tax opinions with the next amendment, please provide draft copies for us to review.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391or me at (202) 551-3386 with any other questions.

                                        Sincerely,

                                        /s/ Duc Dang

                                        Duc Dang
                                        Senior Counsel

cc: James E. Showen